www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/02/07: UMC will attend investor conferences on 2024/02/19

99.2 Announcement on 2024/02/22: To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

99.3 Announcement on 2024/02/26: UMC will attend investor conferences on 2024/03/04

99.4 Announcement on 2024/02/06: January Revenue

99.5 Announcement on 2024/02/07: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2024/02/19

1. Date of institutional investor conference: 2024/02/19

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference 2024”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.2

To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

1. Date of the board of directors’ resolution: 2024/02/22

2. Type and monetary amount of dividend distribution:

The board has resolved not to distribute dividend.

3. Any other matters that need to be specified:

According to the audit report issued by the accounting firm, the remaining surplus is retained as the working capital of the company.

Exhibit 99.3

UMC will attend investor conferences on 2024/03/04

1. Date of institutional investor conference: 2024/03/04

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “2024 Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

February 6, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
January	Net sales	19,013,697	19,589,515	(575,818)	(2.94%)
Year-to-Date	Net sales	19,013,697	19,589,515	(575,818)	(2.94%)

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,322,280	10,265,040	157,354,746

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023 and December 13, 2023, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 2,385 million.

4)
Financial derivatives transactions: None

Exhibit 99.5

United Microelectronics Corporation

For the month of January, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2023	Number of shares as of January 31, 2024	Changes
Vice President	M C Lai	4,304,863	1,304,863	(3,000,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2023	Number of shares as of January 31, 2024	Changes
Vice President	M C Lai	4,304,000	1,089,000	(3,215,000)